Superior Plus

Theresia R. Reisch
Vice-President, Investor Relations
and Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

05012201

SUPPL

October 20, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed are copies of two news releases for October 19, 2005, and one news release for October 20, 2005, of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Theresia R. Reisch
Superior Plus Inc.
Vice-President, Investor Relations
and Corporate Secretary

/encl.

h:\spif\SEC-ltr.doc

Superior Plus

NEWS

TSX: SPF.UN ***For Immediate Release***

SUPERIOR PLUS COMPLETES ACQUISITION OF JW ALUMINUM

Calgary, October 19, 2005...Superior Plus Income Fund (the "Fund") announced today that Superior Plus Inc. has successfully closed the acquisition of all of the issued and outstanding shares of JW Aluminum Holding Company ("JWA"), a leading manufacturer of specialty flat-rolled aluminum products, for a purchase price of US $350 million (approximately Cdn. $412 million) through its wholly-owned US subsidiary on a debt free basis, subject to certain adjustments. The acquisition was previously announced on September 29, 2005.

"We are excited about the acquisition which provides Superior Plus with further business diversification and another strong platform for value growth. We are looking forward to working with JWA's existing management to meet their goals and strategies and continue to profitably grow the business," said Mr. Geoff Mackey, President and CEO of Superior Plus.

The acquisition is expected to be immediately accretive and the Fund previously announced that it would raise its monthly cash distribution by 2.5% to $0.205 per trust unit ($2.46 on an annualized basis), effective for the November distribution payable on or before December 15, 2005. This distribution is expected to be declared on or about November 3, 2005.

The acquisition was partially financed by the Fund's public offering of 6,215,000 Subscription Receipts for gross proceeds of $160,036,250 (the "Subscription Receipts") and $75,000,000 of 5.85% Extendible Convertible Unsecured Subordinated Debentures (the "Debentures"), which closed earlier today. The Subscription Receipts and Debentures were offered to the public through a syndicate of underwriters co-led by Scotia Capital Inc. and RBC Capital Markets. The remaining acquisition cost has been financed through borrowings of US $145 million on a senior secured, non-revolving acquisition bridge facility with a two year term from a syndicate of nine banks and from borrowings of approximately US $15 million from existing revolving term bank facilities.

The Subscription Receipts traded on the Toronto Stock Exchange (the "TSX") under the symbol "SPF.R". With the closing of the acquisition, trading in the Subscription Receipts will be halted at the open of trading on October 20, 2005 and will remain halted until the close of business on October 20, at which time they will be delisted. Holders of Subscription Receipts will receive one trust unit of the Fund for each Subscription Receipt held. As the Subscription Receipts trade in the "book-entry" system and no individual certificates were issued, holders of Subscription Receipts are not required to take any action in order to receive the trust units to which they are entitled.

With the closing of the acquisition, the maturity date of the Debentures has been automatically extended from November 25, 2005 to October 31, 2015. The Debentures trade on the TSX under the symbol "SPF.DB.C" and are convertible at the option of the holder, into fully paid trust units of the Fund at a conversion price of $31.25 per trust unit, being a rate of 32.0 trust units per $1,000 principal amount of Debentures.

Additional Information

Additional information respecting JWA and its business can be found in the Fund's material change report dated September 29, 2005 and the final short form prospectus relating to the offering, as filed with the Canadian securities regulatory authorities. The prospectus and material change report are available for viewing on the SEDAR website at www.sedar.com. and have been posted on the Fund's website at www.superiorplus.com.

About Superior Plus and the Fund

The Fund holds 100% of Superior Plus Inc., which has four other operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries and the second largest producer of potassium products in North America; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

After giving effect to the issuance of trust units pursuant to the Subscription Receipts and to the issue of the Debentures, the Fund has the following securities outstanding:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.3 million
SPF.db	8% Debentures, Series 1	$ 9.0 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 62.4 million principal amount
SPF.db.b	5.75% Debentures	$175.0 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

Forward Looking Statements: Certain information included herein is forward-looking. Forward-looking statements include, without limitation, statements regarding the future financial position, business strategy, budgets, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Fund, Superior and potential acquisitions. Many of these statements can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues", or similar words. The Fund and Superior believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described in the Fund's annual report, renewal annual information form and other continuous disclosure documents. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's or Superior's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation, except as required under applicable law, to publicly update or revise such statements to reflect new information, subsequent or otherwise.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

W. Mark Schweitzer
Executive Vice-President and CFO
Phone: (403) 218-2952 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

Superior Plus

NEWS

TSX: SPF.UN ***For Immediate Release***

SUPERIOR PLUS COMPLETES OFFERING OF SUBSCRIPTION RECEIPTS AND EXTENDIBLE CONVERTIBLE DEBENTURES

Calgary, October 19, 2005...Superior Plus Income Fund (the "Fund") is pleased to announce the successful closing of the issue and sale of 6,215,000 Subscription Receipts for gross proceeds of $160,036,250 (the "Subscription Receipts") and $75,000,000 of 5.85% Extendible Convertible Unsecured Subordinated Debentures (the "Debentures"). As previously reported, Superior intends to use the net proceeds of these offerings to partially finance the acquisition of JW Aluminum Holding Company ("JWA"), a leading manufacturer of specialty flat-rolled aluminum products, expected to close later today.

Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration, one trust unit upon completion of the acquisition of JWA.

The Debentures will be convertible, at the option of the holder, into fully paid trust units of the Fund at a conversion price of $31.25 per trust unit, being a rate of 32.0 trust units per $1,000 principal amount of Debentures. The maturity date (the "Maturity Date") for the Debentures will initially be on November 29, 2005. Upon the closing of the acquisition of JWA, the Maturity Date of the Debentures will be automatically extended to October 31, 2015.

The Subscription Receipts will be trading on the Toronto Stock Exchange (the "TSX") under the symbol "SPF.R". The Debentures will be trading on the TSX under the symbol "SPF.DB.C".

The Subscription Receipts and Debentures were offered to the public through a syndicate of underwriters which was co-led by Scotia Capital Inc. and RBC Capital Markets, and included CIBC World Markets Inc., National Bank Financial Inc., TD Securities Inc., HSBC Securities (Canada) Inc., and Canaccord Capital Corporation.

About Superior Plus and the Fund

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries and the second largest producer of potassium products in North America; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund has the following securities outstanding:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	79.1 million
SPF.r	Subscription Receipts	6.2 million
SPF.db	8% Debentures, Series 1	$ 9.0 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 62.4 million principal amount
SPF.db.b	5.75% Debentures	$175.0 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

***Forward Looking Statements**: Certain information included herein is forward-looking. Forward-looking statements include, without limitation, statements regarding the future financial position, business strategy, budgets, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Fund, Superior and potential acquisitions. Many of these statements can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues", or similar words. The Fund and Superior believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.*

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described in the Fund's annual report, renewal annual information form and other continuous disclosure documents. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's or Superior's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation, except as required under applicable law, to publicly update or revise such statements to reflect new information, subsequent or otherwise.

The Debentures and Subscription Receipts and underlying trust units offered pursuant to the offering have not and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

W. Mark Schweitzer
Executive Vice-President and CFO
Phone: (403) 218-2952 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

Superior Plus

NEWS

TSX: SPF.UN ***For Immediate Release***

Superior Plus Comments on Finance Department Consultation Paper Concerning Flow Through Entities

Calgary, October 20, 2005... Mr. Grant Billing, Executive Chairman of Superior Plus commented today on the consultation process on Flow Through Entities ("FTE's") being undertaken by the Federal Government's Department of Finance.

"FTE's have been a growing segment of the Canadian investment market for over a decade. Through FTE's, individual Canadian investors have participated in the ownership of Canadian equities in historic proportions doing so without any expressed concern from taxation authorities. Before FTE's, Canadians relied on bank deposits, GIC's, bonds and preferred shares. FTE's have resulted in higher equity participation rates by taxable Canadian investors with higher levels of taxable returns than alternative investments. In principle, the Government's process of consultation is a reasonable approach. Our hope is that the review will be balanced particularly considering the $170 billion commitment, largely by Canadian individual savings to this sector over the past decade. Unfortunately, we have concerns with the analysis undertaken by the Finance Department which seems to be based on a number of questionable assumptions, including erroneous assumptions about the estimated loss of tax revenues and the future impact of FTE's on the Canadian economy. The Government needs to be very careful in any changes to this structure as they can destroy significant current value for investors as well as stifle economic growth by reducing an economic advantage for Canadian business. In fact, the announcement by the Government to study the tax issues related to FTE's has already created significant uncertainty in the income trust markets and destroyed substantial value for income trusts, its investors and for the Canadian economy. It is paramount for the success of any business and economy that tax rules are consistent and transparent.

Superior Plus was one of the first Income Trusts to become public in October 1996 and is very proud of its record in stimulating significant economic activity and value. It has managed its businesses to promote strong gains in economic efficiency. The FTE structure demands this approach through the efficient allocation of capital and transparency of financial reporting. Superior Plus has expanded internationally, acquired Canadian and non-Canadian businesses from non-Canadians and in the process added to the income flows to be taxed in Canadian hands. We have also started new businesses from scratch. Over nine years we have invested $2.3 billion in building our business for the benefit of all our stakeholders. Distributable cash flow per trust unit has increased from a forecast of $1.15 per trust unit at the time we went public in 1996 to $2.51 per trust unit generated in 2004, evidencing our ability to improve our productivity and profitability. In the process we have distributed in excess of $800 million in taxable interest and dividends to approximately 44,000 investors, most of whom are individual Canadian investors with relatively few tax-exempt pension plans. In addition, our investors decide how to re-invest these distributions, which results in further efficiencies to the economy, as investors generally redeploy their investments in the most profitable investment opportunity. Superior Plus has raised $1.6 billion in capital which now has a market value of $2.3 billion, representing potential capital gain tax revenue for governments. This would not have been possible without the FTE structure. Canadian individual savers and governments have been winners as we

continue to make substantial contributions to the Canadian economy. Unfortunately, market uncertainty created by the announcement of the governments consultation process, has contributed to a loss of market value experienced by Superior Plus' investors in excess of $600 million."

In response to enquiries from numerous Superior Plus unitholders seeking assistance in participating directly in the consultation process we are providing the following Department of Finance contact information:

For written submissions by e-mail to: trusts-fiducies@fin.gc.ca

or to contact the Minister of Finance:

The Honourable Ralph Goodale
Department of Finance Canada
140 O'Connor Street
Ottawa, Ontario K1A 0A6
Phone: 613-996-4743 / Fax: 613-996-9790
E-Mail: goodale.R@parl.gc.ca

or to contact your Member of Parliament: www.canada.gc.ca/directories/direct_e.html

Superior Plus Income Fund is a member of the Canadian Association of Income Funds ("CAIF") and will support CAIF in making submissions as part of the consultation process.

The Fund holds 100% of Superior Plus Inc., which has five operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries and the second largest producer of potassium products in North America; ***JW Aluminum*** is a leading manufacturer of specialty, flat-rolled aluminum products in the United States; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange (the "TSX") as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.3 million
SPF.db	8% Debentures, Series 1	$ 9.0 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 62.4 million principal amount
SPF.db.b	5.75% Debentures	$175.0 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Grant D. Billing
Executive Chairman
Tel: (403) 218-2950 / Fax (403) 218-2973
E-mail: gbilling@superiorplus.com

Geoffrey N. Mackey
President & Chief Executive Officer
Tel: (403) 218-2951 / Fax (403) 218-2973
E-mail: gmackey@superiorplus.com